Exhibit 99.1

NATIONAL ENERGY SERVICES REUNITED CORP.

777 Post Oak Blvd., Suite 730
Houston, Texas 77056

June 4, 2021

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2021 Annual General Meeting of National Energy Services Reunited Corp. Due to the public health impact of the novel coronavirus (COVID-19), the 2021 annual general meeting will be a completely virtual meeting conducted via webcast. You will be able to fully participate in the virtual meeting online, including submission of your questions in advance of and during the meeting via live audio, and to vote your shares electronically.

The annual general meeting will be held at:

Where:	Webcast at https://www.cstproxy.com/nesr/2021

Date:	June 25, 2021

Time:	8:00 a.m. Houston time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning National Energy Services Reunited Corp. The principal business to be transacted at the annual general meeting will be (a) the re-election of three Class II directors, each for a term of two years, (b) to approve an advisory resolution on executive compensation and (c) to ratify the appointment of PricewaterhouseCoopers (Dubai Branch) (“PWC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors, for the advisory resolution on executive compensation and for the ratification of the appointment of PWC.

Whether or not you plan to attend the virtual annual general meeting online, we hope that you will have your stock represented by voting online, by telephone, or by completing and returning a proxy card or voting instruction card as soon as possible. You may, of course, vote electronically during the annual general meeting even if you have previously voted.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free); banks and brokers can call collect at (203) 658-9400.

Sincerely,

Sherif Foda

Chief Executive Officer

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2021 ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

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NATIONAL ENERGY SERVICES REUNITED CORP.

NOTICE OF ANNUAL GENERAL MEETING

Time and Date	8:00 a.m. Houston time June 25, 2021

Where	Via webcast at https://www.cstproxy.com/nesr/2021

Items of Business

(1) To elect or re-elect three Class II directors to NESR’s Board of Directors for a term of two years.

(2) To approve an advisory resolution on executive compensation

(3) To ratify the appointment of PWC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date	The record date for the annual general meeting is May 24, 2021. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the annual general meeting.

Voting	Your vote is very important. Whether or not you plan to attend the virtual annual general meeting online, we encourage you to read the proxy statement and vote your shares in advance of the annual general meeting by submitting your proxy by internet, telephone or mail as soon as possible. For specific instructions on how to vote your ordinary shares, please refer to the section entitled “Questions and Answers About the Proxy Materials and the Annual General Meeting” of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

Sherif Foda

Chief Executive Officer

June 4, 2021

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about

June 4, 2021.

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QUESTIONS AND ANSWERS ABOUT

THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (“Board”) of National Energy Services Reunited Corp., a company incorporated in the British Virgin Islands (BVI) (the “Company”, “NESR” or “we”), is providing these proxy materials to you in connection with NESR’s annual general meeting, which will take place on June 25, 2021. As a shareholder, you are invited to attend the virtual annual general meeting online and vote on the items of business described in this proxy statement.

Our proxy materials are also available at https://www.cstproxy.com/nesr/2021.

Q:	Why are you holding a virtual meeting?

A:	In light of the COVID-19 pandemic, our 2021 annual general meeting is being held on a virtual-only basis for the safety of all of our shareholders, associates and community. Our goal for the annual general meeting is to enable the broadest number of shareholders to participate in the meeting, while providing substantially similar access to management as an in-person meeting. We believe that we are observing best practices for a virtual shareholder meeting, including providing a support line for technical assistance and addressing as many shareholder questions as time will allow.

Q:	Will I have the same participation rights in this virtual-only annual general meeting as I would have at an in-person meeting?

A:	Yes. If you register and attend the annual general meeting pursuant to the instructions herein, you will be able to vote online during the annual general meeting, change a vote you may have submitted previously, or ask questions online that will be reviewed and answered by the speakers. If you wish to submit a question prior to or during the virtual annual general meeting, you may log into, and ask a question on the virtual meeting platform at https://www.cstproxy.com/nesr/2021. The meeting will be governed by our Rules of Conduct which will be available on the virtual meeting platform during the annual general meeting. The Rules of Conduct will address the ability of shareholders to ask questions during the meeting.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, the compensation of directors and NESR’s most highly paid executive officers, and certain other information about NESR.

Q:	How may I obtain NESR’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Our 2020 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2020 Annual Report are available on our website at www.NESR.com under the “Investor Relations” tab, in the EDGAR database on the SEC’s website at www.sec.gov and at https://www.cstproxy.com/nesr/2021. Shareholders may also request a free copy of our 2020 Annual Report on Form 20-F from:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

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NESR will also furnish any exhibit to Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

●	The re-election of three Class II directors to NESR’s Board for a term of two years; and

●	The approval of an advisory resolution on executive compensation; and

●	Ratifying the appointment of PWC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your ordinary shares “FOR” each of the nominees to the Board, “FOR” the advisory resolution on executive compensation, and “FOR” the ratification of PWC as the Company’s independent registered public accounting firm for 2021.

Q:	What shares can I vote?

A:	Each NESR ordinary share issued and outstanding as of the close of business on May 24, 2021, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of ordinary shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 90,852,607 ordinary shares issued and outstanding. You may vote all ordinary shares owned by you as of the record date, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank, pursuant to the instructions of such record holder.

Q:	What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

A:	Most NESR shareholders hold their ordinary shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between ordinary shares held of record and those owned beneficially.

Shareholder of Record

If your ordinary shares are registered directly in your name with NESR’s transfer agent, Continental Stock Transfer & Trust Company, you are considered with respect to those shares the shareholder of record, and these proxy materials are being sent directly to you by NESR. As the shareholder of record, you have the right to grant your voting proxy directly to NESR management or to attend the virtual annual general meeting and vote all shares registered in your name during the meeting.

Beneficial Owner

If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you are also invited to attend the virtual annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not attend the virtual annual general meeting and vote all shares during the webcast unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual general meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

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Q:	How can I attend the virtual annual general meeting?

A:	You are entitled to attend the annual general meeting only if you were a NESR shareholder as of the close of business on May 24, 2021 or you hold a valid proxy for the annual general meeting. If your shares are registered in your name, you will need to provide the 12-digit control number included on your Notice or your proxy card in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in “street name” for you by your broker, bank or other institution), you must follow the instructions printed on your Voting Instruction Form provided by your broker. In order to participate in the annual general meeting, please log on to https://www.cstproxy.com/nesr/2021 at least 15 minutes prior to the start of the annual general meeting to provide time to register and download the required software, if needed. The webcast replay will be available at https://www.cstproxy.com/nesr/2021 until the 2022 annual general meeting. The annual general meeting is scheduled to begin promptly at 8:00 a.m. Central Time.

Q:	What documentation must I provide to vote online at the annual general meeting?

A:	If you are a shareholder of record and provide your 12-digit control number when you access the meeting, you may vote all shares registered in your name during the annual general meeting webcast. If you are not a shareholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in “street name” and held by your broker, bank or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

Q:	How do I vote my ordinary shares without attending the annual general meeting?

A:	Whether you hold ordinary shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual general meeting. If you hold ordinary shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online or by telephone, as follows:

(1)	by Internet at the web address shown on your proxy card;

(2)	by telephone by calling 1-866-894-0536 (U.S. only) and following the instructions on the proxy card; or

(3)	by mail, by completing, signing and returning the enclosed proxy card.

Telephone and internet voting will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 24, 2021.

Q:	May I change my vote?

A:	You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by:

(1)	sending a written notice of revocation to NESR’s Corporate Secretary by mail dated as of a later date than the date of the proxy and received prior to the annual general meeting;

(2)	sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the annual general meeting;

(3)	logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically, or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(4)	attending the virtual annual general meeting and voting all shares registered in your name during the webcast.

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Attendance at the virtual annual general meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For ordinary shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee prior to the annual general meeting, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the virtual annual general meeting and voting all shares registered in your name during the webcast.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NESR or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. However, occasionally shareholders provide written comments on their proxy cards, which proxy cards are then forwarded to NESR management.

Q:	How many ordinary shares must be present or represented to conduct business at the annual general meeting?

A:	Holders of at least 50% of the total votes of the Company’s ordinary shares issued and outstanding and entitled to vote at the annual general meeting, present at the virtual annual general meeting or represented by proxy, constitute a quorum. Your shares are counted as present if you attend the virtual annual general meeting and vote during the webcast or if you properly vote by Internet, telephone or mail in advance of the annual general meeting. In the absence of a quorum, within two hours from the time appointed for the meeting, at the discretion of the Chairman of the Board of Directors of the Company, the meeting shall either be dissolved or stand adjourned to a business day at the same time and place, and if at the adjourned meeting there are present within one hour of the time appointed for the meeting virtually or by proxy not less than one-third of the votes of our shareholders entitled to vote, those present shall constitute a quorum. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

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Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” one or more of the nominees or “AGAINST” one or more of them, or you may “ABSTAIN.” For the advisory vote on executive compensation and the ratification of the appointment of PWC, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions with respect to these proposals will not be counted.

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of NESR’s nominees to the Board and “FOR” the advisory vote on executive compensation and the auditor ratification proposal).

If you hold ordinary shares beneficially in street name and do not provide your broker with voting instructions on the proposal to elect directors, your shares constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for the election of directors, ordinary shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors at the annual general meeting.

Q:	What is the voting requirement to approve each of the proposals?

A:	Approval of the election of director nominees requires each one of the nominees to be approved by a majority of the votes cast by shareholders present virtually or represented by proxy at the annual general meeting. This means that each of the three nominees will be elected if each is approved by the affirmative vote of a majority of the votes cast by shareholders present virtually or represented by proxy at the annual general meeting. Abstentions and broker non-votes will have no effect on the election of directors. The advisory vote on executive compensation and the appointment of PWC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, each require the affirmative vote of a majority of those ordinary shares present virtually or represented by proxy and entitled to vote on that proposal at the annual general meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. NESR does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each ordinary share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your ordinary shares are registered in more than one name, you may receive more than one proxy card. Please follow the voting instructions with respect to each proxy card and voting instruction card that you receive.

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Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:	NESR is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. NESR has engaged Morrow Sodali LLC (the “Proxy Solicitor”) to assist in the solicitation of proxies for the annual general meeting. NESR has agreed to pay the Proxy Solicitor a fee of $6,500 plus disbursements. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made virtually, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you may contact our proxy solicitor:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Shareholders call: (800) 662-5200
Banks and brokers call: (203) 658-9400

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K filed after the annual general meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future annual general meetings as indicated below.

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Submission of Shareholder Proposals

Our Board of Directors is aware of no other matter that is required to be brought before the annual general meeting. Under BVI law, only business that is specified in the notice of an annual general meeting can be transacted at the annual general meeting.

Future Shareholder Proposals

If you wish to nominate a person for election as a director of the Company following the expiry of an existing term under Regulation 9.1(b) or present any other proposal for consideration at the 2022 annual general meeting of shareholders, you must give timely notice thereof in writing to the Company in accordance with the Company’s Memorandum and Articles of Association and Company policy. Notwithstanding the foregoing, the Board may, at its discretion, refuse any nomination or the consideration of any other proposal unless such nomination or other proposal has the support in writing of persons holding not less than 30 percent of the voting rights which may be exercised in respect of a vote on such matter if it were presented for consideration at an annual general meeting of shareholders.

If you wish to have your proposal considered for inclusion in the proxy statement and proxy card for our 2022 annual general meeting, but subject always to the Board’s discretion to reject as set out above, the proposal must be received at our principal executive offices within a reasonable time before we begin to print and send the proxy materials for our 2022 annual general meeting of shareholders. Shareholder proposals for the 2022 annual general meeting must comply with the notice requirements described in this paragraph to be considered for inclusion in the proxy materials relating to our 2022 annual general meeting.

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CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

Appointment and Removal of Directors

Members of our Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. Under the Charter, all directors can be elected for a period of up to six years with such possible extension as provided therein. Any director may be removed, even without cause, by a majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Charter provides that the other directors, acting by a majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither BVI law nor the Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

As of June 4, 2021, the Board of Directors consisted of eight directors. This included the four NESR directors existing prior to our acquisition of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES”) (collectively, the “Business Combination”), Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Nadhmi Al-Nasr, Ahmed Khalifa Al Mehairi, Yousef Al Nowais, and Andrew L. Waite. More information about our current senior management and Board is set forth below.

Shareholder Communications

Shareholders who wish to communicate directly with our Board of Directors, or any individual director, should direct questions in writing to our Corporate Secretary, National Energy Services Reunited Corp., 777 Post Oak Blvd., Suite 730, Houston, Texas 77056. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Shareholder Rights and Protections

Our governing documents are drafted in a way that is intended to ensure shareholders are able to voice their opinions on board nominees and other proxy initiatives, as well as other corporate actions that may affect the value of their interests. Specifically with respect to voting matters, in order for directors to be elected (or re-elected) to serve on the company’s board, they must receive support from holders of a majority of shares voted and they may be removed without cause.

Director Independence

The Nasdaq Capital Market (“Nasdaq”) listing standards require that a majority of our Board of Directors be independent as long as we are not a controlled company. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of our directors other than our CEO are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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Environmental, Social and Governance

We are committed to fully integrating ESG principles into our business. We believe that our success is closely tied to the viability of the economies, environments, and communities in which we operate. We continually strive to create shared value through pursuing ESG initiatives that are aligned with community needs, our business strategies and our customers’ priorities. We believe that managing material ESG risks and opportunities in our business can lead to operational efficiency, enhance our sustainability, and produce tangible and intangible value for our shareholders. Moreover, by striving to reduce our environmental footprint, deepen our social impact, and strengthen our corporate governance, we can reinforce our position in the MENA region as a premier local service provider and employer, and champion of the MENA region.

Since our inception, the goal of the Company’s risk management process was to understand and manage material risks impacting our business. Additionally, we view a fundamental part of risk management as understanding what level of risk is appropriate, depending on the market environment and the specific issue at hand. While NESR’s management is responsible for establishing our business strategy, identifying and assessing the related risks, and establishing appropriate risk management practices, the Board also oversees the risk management process to support the achievement of organizational objectives, improve long-term performance, and ultimately enhance shareholder value. The Board’s key responsibilities around risk management are primarily affected through the Audit and Compensation Committees. The Audit Committee is primarily responsible for overseeing the Company’s risk management processes on behalf of the Board and regularly discusses and considers the processes by which management and relevant departments assess and manage the Company’s exposure to risk. Furthermore, the Audit Committee discusses the Company’s major financial risks and the steps taken by management to monitor, control, and report such exposures. The Audit Committee, reporting to the Board (which also considers the Company’s risk profile), obtains input from management regarding the most significant risks facing the Company and the Company’s risk management strategy. The Compensation Committee oversees compensation risk management by participating in the creation of and approvals for compensation structures that incentivize and encourage an appropriate level of risk-taking behavior consistent with our business strategy.

Beyond the risk oversight provided by the Audit and Compensation Committees, our full Board, executive officers, and members of our management team, our independent directors hold executive sessions as often as they deem appropriate, but at least four times per year. These executive sessions provide an additional avenue through which the Board monitors the Company’s risk exposure and policies regarding risk management. Additionally, to safeguard employee health and safety and the continued production of our products, the Company continuously evaluates the extent to which our business and employees are subject to unintended liabilities and environmental risks such as toxic emissions and waste. Our CEO, who reports to the highest governance body and is a member of the Board, made delivery of the Company’s inaugural ESG report a corporate-level objective. Relevant ESG topics, risks, issues, and considerations – largely informed by related stakeholder feedback and the use of the different agencies frameworks as well as the SDGs – are managed at the Board level and are not currently assigned to a specific committee. Internal initiatives related to ESG are being driven predominantly at the executive and senior leadership level with the full support and guidance of the Board.

Our Board believes that the directors and executive officers have the appropriate mix of expertise, experience, skills, qualifications, and attributes necessary to effectively lead the Company. Since our founding, we have built a reputation of transparency, ingenuity, performance, and integrity. We employ high ethical standards to better manage ESG risks and opportunities, while supporting the growth of our business and that of our customers. Our success is rooted in our adherence to core principles that govern the business, and we require all personnel, including our CEO and CFO and directors, to follow a Code of Conduct. Our Code of Conduct, which is fully supported by the Board, outlines our approach to managing conflicts related to bribery, fair dealing, gifts and entertainment, discrimination and harassment, recordkeeping and public reporting, confidentiality, and conflicts of interests, among others. We expect our directors, officers, and employees to be free from influences that conflict with the best interests of the Company.

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Identifying ESG business opportunities that can generate value for all our stakeholders is key to our continued success. In January of 2021, we launched a new Environmental, Social, and Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. Our ESG IMPACT initiative addresses key issues that are relevant to the communities in which we operate, such as water conservation and aquifer protection. It also tackles larger global challenges like climate change mitigation, where we believe we can make a significant impact as an industry. The oil and gas industry has long acted as a catalyst for global growth and has been a foundation upon which the global economy has been built over the last century. Going forward, we believe our industry can lead and address complex global environmental challenges by adopting, adapting, improving the performance of our industry, and minimizing our collective environmental footprint through leveraging our tremendous research, engineering, and project management capabilities across the globe.

NESR continues to be focused on improving its ESG performance and on delivering services in the most effective, efficient, and sustainable manner. We introduce innovative energy solutions associated with, among other things, methane detection and control, flare capture and re-use, and water treatment and re-use. The climate change mitigation product line will focus on the objective of establishing real-time monitoring of greenhouse gas emissions from oilfield operations, including wellhead, gathering stations, and gas processing facilities. In addition, it will focus on flare gas treatment and its capture and transportation to the nearest power plant or gas gathering station. The water conservation and management product line will focus on delivering fresh water from produced water that is today either wasted or injected for reservoir pressure management or into disposal wells. Our objective is to provide field-based solutions that deliver fresh water from produced water as well as to deliver alternatives to traditional industry use of higher quality aquifer water for oilfield applications. We are currently working with Salttech SA, a water-treatment technology company based in the Netherlands, on developing several plants (25,000 to 100,000 bbl/day) to convert high salinity produced water into fresh water.

We are also working very closely with a number of MENA operators to impact several projects including high salinity produced water treatment to freshwater quality with an objective of zero liquid discharge (ZLD). The resulting fresh quality water can be used for multiple applications within the oilfield, e.g., smart water Enhanced Oil Recovery (EOR), crude washing to remove salt, reservoir pressure management, and drilling & completions. Such water can also be used for industrial and agricultural applications. In the aquifer space, our focus is on providing water from previously unusable water resources due to high sulphate content in order to reduce industry reliance on high quality aquifers. We are evaluating potential plant and field capabilities with CleanTeQ, an Australian-based clean technology company, that currently operates an antimony treatment plant in Oman. In March 2021, we announced our participation in the initial investment round of ICE Thermal Harvesting, an innovative geothermal technology company. With this technology, we aim to support our customers to reduce their carbon footprint by capturing geothermal energy to generate electric power. In essence, thermal energy which was previously untapped and was being dissipated into the atmosphere would be harnessed to replace existing energy sources.

Our Board of Directors and management are committed to transparency and open communication with shareholders, employees, and all other stakeholders. In 2020, our priorities continued to include improving our public disclosure of ESG initiatives, collecting ESG data, and producing our first ESG Report in 2021. Our report will focus on the key sustainability challenges and opportunities we face as a company and the many ways in which we are responding and detail our social, safety and environmental performance in 2020. We are also finalizing our long-term corporate ESG goals based on identified material ESG risks and opportunities in our operations. We believe that setting ESG key performance indicators across the company for different functions should allow us to achieve our ESG goals in an expedited manner. Moreover, we believe that public disclosure of our ESG performance through our different communication channels, and our proactivity in engaging with our stakeholders, will improve our competitiveness and enhance transparency in our business.

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Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors are independent and have the composition and responsibilities described below and are governed by charters as guidelines. To date, we have intentionally determined not to establish a separate ESG committee in order to ensure this important topic is discussed at the highest Board level each quarter (or sooner, depending on the frequency of the meetings).

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee and all members attended all of the Audit Committee meetings in 2020. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Wood are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate, and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

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Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all other executive officers;

●	recommending the short- and long-term incentive compensation of all executive officers to the Board of Directors;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Al-Nasr, Mr. Campo Mejia and Mr. Wood, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

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●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

Leadership Structure and Risk Oversight

The Board of Directors believes that the most effective leadership structure is for Mr. Foda to serve as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Foda has extensive experience in the oil and gas industry. By having Mr. Foda serve as the Chief Executive Officer and as Chairman of the Board, the Board of Directors believes that it enables Mr. Foda to ensure that the Board of Directors’ agenda responds to strategic challenges, that the Board of Directors is presented with information required for it to fulfill its responsibilities, and that Board of Directors meetings are as productive and effective as possible. Mr. Campo Mejia serves as lead independent director of the Board of Directors.

The Board of Directors’ oversight of risk is administered directly through the Board of Directors, or through its Audit Committee. Various reports and presentations regarding risk management are presented to the Board of Directors including the procedures that the Company has adopted to identify and manage risk. The Audit Committee addresses risks that fall within the committee’s area of responsibility. For example, the Audit Committee is responsible for overseeing the quality and objectivity of the Company’s financial statements and the independent audit thereof. The Audit Committee reserves time at each of its meetings to meet with the Company’s independent registered public accounting firm outside of the presence of the Company’s management.

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Code of Conduct and Business Ethics

We have adopted a Code of Conduct that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Conduct is available on our corporate website, www.nesr.com. If we amend or grant a waiver of one or more of the provisions of our Code of Conduct, we intend to publicly disclose amendments to or waivers from provisions of our Code of Conduct that apply to our Chief Executive Officer and Chief Financial Officer by posting the required information on our website at the above address. Our website is not part of this proxy statement.

The Code of Conduct governs the behavior of all employees socially and professionally throughout their employment with the Company, irrespective of the place, time and situation. We ensure that the entire employee population is trained both on the Code of Conduct and more broadly on anti-corruption and business ethics standards, including whistle-blower protections, and our anti-corruption and business ethics practices are subject to regular internal audit. We conducted Code of Conduct training (including business ethics), and while we aim to train 100% of our employees each year, in 2020, even during the global pandemic, we had 98.44% of our employees trained, tracked, and monitored in the Company’s Learning Management System, which is a repository for the individual digital certificates.

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors is comprised of experienced, highly qualified individuals. Our directors are currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Three Class II Director seats are up for election by shareholders at the annual general meeting, while the five Class I Director seats will be up for election at the 2022 annual general meeting. As demonstrated below, our Board of Directors would, as it currently stands, meet the Nasdaq’s proposed Listing Rules Related to Board Diversity (Rule 5605(f)) requiring one female director and one director who is an underrepresented minority. Set forth below are the names, ages, class and positions of each of the individuals who currently serve as directors of NESR:

Name	Age(5)	Class	Position
Antonio J. Campo Mejia	63	I	Lead Director
Nadhmi Al-Nasr	66	I	Director
Ahmed Khalifa Al Mehairi(1)	38	I	Director
Yousef Al Nowais(2)	66	II	Director (nominated for re-election)
Andrew Waite(3)	60	I	Director
Thomas D. Wood	64	II	Director (nominated for re-election)
Hala Zeibak(4)	40	I	Director
Sherif Foda	52	II	Executive Chairman of the Board and Chief Executive Officer (nominated for re-election)

(1) NESR SPV Ltd., a Cayman company, is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Mehairi represents NESR SPV Ltd. on the Board. Mr. Al Mehairi was appointed to the Board of Directors effective December 18, 2020 upon the resignation of Amr Al Menhali.

(2) Al Nowais Investments LLC (“ANI”) is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Nowais represents ANI on the Board.

(3) SCF-VIII, L.P. (“SCF-VIII”) is entitled, pursuant to a Voting Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Waite represents SCF-VIII on the Board. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV# Holdings, Pte Ltd.

(4) Olayan Saudi Holding Company (“Olayan”) is entitled, pursuant to a Relationship Agreement dated June 5, 2018, to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

(5) Age as of June 4, 2021.

Information regarding the business experience of each nominee is provided below. There are no familial relationships among NESR’s executive officers and directors.

The ordinary shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted “FOR” each of the three candidates recommended by the Board.

The Board expects that all the nominees will be available to serve as directors and all have consented in writing to that effect.

The Board recommends a vote FOR the election to the Board of each of the following director nominees.

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INFORMATION ABOUT THE DIRECTOR NOMINEES

Class II Directors (terms will expire in 2021 unless re-elected)

Sherif Foda has served as our Chief Executive Officer and Chairman of the Board since our inception. He has more than 25 years of professional experience in the oil and gas industry working for Schlumberger around the world, particularly in the Middle East, Europe and the US. From June 2016 to January 2018, he served as Senior Advisor to the Chairman of Schlumberger. From July 2013 through June 2016, he served as an officer and the President of the Production Group of Schlumberger. From June 2011 to June 2013, he served as the President of Schlumberger Europe and Africa, based in Paris. From June 2009 to June 2011, he served as Schlumberger’s Vice President and Managing Director of the Arabian market: Saudi Arabia, Kuwait and Bahrain, based in Dhahran. From July 2007 to May 2009, he served as Schlumberger’s Worldwide Vice President for Well Intervention, based in Houston. From 2005 to 2007, he was Schlumberger’s Vice President for Europe, Caspian and Africa, based in Paris. From 2002 to 2005, he served as the Managing Director of Schlumberger in Oman, based in Muscat. In 2001, he served as Schlumberger’s Operations Manager for UAE, Qatar and the Arabian Gulf, based in Abu Dhabi. He started his career in 1993 with Schlumberger, working on the offshore fields in the Red Sea, then transferred to Germany for two years, then served as the general manager of operations in Eastern Europe countries (mainly Poland, Lithuania, Romania and Hungary). Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years in Egypt. Mr. Foda is a board member of Energy Recovery, Inc. (NASDAQ: ERII), a technology company based in California. He also serves on the Board of Trustees of Awty International School in Houston and is a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors on November 9, 2019 to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large diversified business and a leading player in the oil & gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a Bachelor of Arts in Economics from the University of Calgary.

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We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class I Directors (terms expire in 2022)

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017 and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger Limited (NYSE: SLB) (“Schlumberger”), one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an executive in oilfield services and board member of multinational companies. In addition, we believe his unique perspective as an underrepresented minority adds a valued viewpoint to the Board.

Nadhmi Al-Nasr was elected to the Board as of June 6, 2018 and is an independent director. Mr. Al-Nasr is the Chief Executive Officer of NEOM, Saudi Arabia’s megacity project, and the former Interim President and Executive Vice President, Administration and Finance of the King Abdullah University of Science and Technology (KAUST). Mr. Al-Nasr has been associated with KAUST from its inception in 2006 and was instrumental in its development as a state-of-the-art campus which opened its doors in 2009. Previously, Mr. Al-Nasr held several positions at Saudi Aramco, including Manager of the Shaybah Development Program, a mega-project built in one of harshest environments in Saudi Arabia. The project is widely regarded as one of Saudi Aramco’s most ambitious and successful ventures. Mr. Al-Nasr also managed the largest oilfield in the world, Ghawar oilfield, for Saudi Aramco, and ensured the Kingdom’s ability to fill the production gap caused by the loss of oil output from Iraq and Kuwait during the Gulf War. He led Saudi Petroleum Overseas Ltd as its Managing Director and has served as Executive Director of Community Services for Saudi Aramco. In 2014, Mr. Al-Nasr was appointed by royal decree to serve as a member of the Supreme Economic Council and was also appointed as a member of the Board of Trustees of the King Abdulaziz Centre for National Dialogue. In March 2017, Mr. Al-Nasr was appointed as Interim President of King Abdullah Petroleum Studies and Research Center (KAPSARC), in addition to his roles as Interim President and EVP at KAUST. In August 2018, Mr. Al-Nasr was appointed as the CEO of NEOM project. Mr. Al-Nasr graduated with a bachelor’s degree in Chemical Engineering from King Fahd University of Petroleum and Minerals in 1978.

We believe that Mr. Al-Nasr is qualified to serve on our Board of Directors because of his extensive experience in the oil exploration and production industry and his experience with the largest oil & gas company in the world as well as leading large projects such as KAUST and NEOM.

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Ahmed Khalifa Al Mehairi was appointed to the Board of Directors effective December 18, 2020 upon the resignation of Amr Al Menhali. Mr. Al Mehairi joined Waha Capital PJSC as Chief Executive Officer in October 2020. Prior to his appointment at Waha Capital, Mr. Al Mehairi was a senior investment professional at the Global Special Situations Department of the Abu Dhabi Investment Council (ADIC). Before joining ADIC in 2008, he worked in the field of equities investments at Abu Dhabi Investment Authority (ADIA). Mr. Al Mehairi has extensive experience within a wide range of asset classes and sectors in the field of Asset Management and Investments. He is a member of the Board of Directors of Abu Dhabi National Hotels Company PJSC, and previously served on the Boards of Al Dar Properties PJSC, Etihad Airways, Abu Dhabi National Energy Company (TAQA), TAQA Morocco, National Health Insurance Company – Daman, Massar Solutions, Foodco Holding, Aseel Finance and Sorouh Real Estate. Mr. Al Mehairi holds a Bachelor of Commerce in Finance from The John Molson School of Business at Concordia University in Montreal, Canada. He has also completed the General Management Program at Harvard Business School.

We believe that Mr. Al Mehairi is qualified to serve on our Board of Directors because of his extensive experience in the investment and financial services community and with diverse industries and multinational operations, including in the MENA region.

Hala Zeibak has been an independent director of the Company since May 12, 2017. She is a member of The Olayan Group’s global investment team, currently serving as co-head of private equity investments for Europe. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined the group in July 2005, initially at Olayan America in New York. She transferred to Olayan Europe in London in 2011. She has a strong focus on investments in energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a Bachelor of Arts in Economics from Tufts University in 2003, graduating summa cum laude, with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P. and the ultimate general partner of the majority shareholder of SV3 Holdings Pte Ltd and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an M.B.A., with high distinction, from Harvard Business School, and a Master of Science in Environmental Engineering Science from California Institute of Technology.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

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Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are:

Name	Age(1)	Position
Sherif Foda	52	Executive Chairman of the Board and Chief Executive Officer
Christopher L. Boone	52	Chief Financial Officer
Dhiraj Dudeja	45	Chief Commercial Officer

(1) Age as of June 4, 2021.

Sherif Foda’s biographical information is set forth above.

Christopher L. Boone has been the Chief Financial Officer of NESR since May 29, 2019. Previously, he was Chief Financial Officer and Senior Vice President of Tesco Corporation from January 1, 2014 until its acquisition by Nabors Industries in late 2017 and until the transition to Nabors was completed in early 2018. He served as the Chief Financial Officer, Treasurer and Vice President of Lufkin Industries Inc. from May 7, 2008 to January 1, 2014 and served as its Corporate Controller from August 1999 to May 2008. Mr. Boone had been an employee of Lufkin Industries since 1993. He earned a Bachelor of Science in Business Administration and Accounting from Washington and Lee University and an M.B.A. from the Thunderbird School of Global Management.

Dhiraj Dudeja has more than 23 years of professional experience in the oil and gas industry working for Schlumberger in South and South East Asia, Middle East, Europe and the US. From April 2014 to August 2016, he led the Sales and Commercial function for the Production Group of Schlumberger. In his previous roles, he served as the Wireline Marketing and Sales Manager for Europe, Africa and Caspian; Worldwide Training & Development Manager and Acting Personnel Manager for Wireline; General Manager for Wireline for India; Oilfield Services Training & Staffing Manager for Schlumberger for the Middle East and Asia region; and Country Manager for Wireline in Vietnam. He started his career in 1996 with Schlumberger, working primarily offshore Mumbai High and then in the South China Sea, handling exploration and deep-water wireline logging operations. He also has co-founded two startups in the education analytics field in India and the US, one of which he actively led from 2012 to 2014 as COO. He graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our shareholders to approve, on an advisory basis, our executive compensation as reported in this proxy statement. As described below in the “Compensation Discussion and Analysis” section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

●       to attract, motivate and retain talented executive officers;

●      to align the interests of our executive officers and shareholders through compensation designed to incentivize performance and increased shareholder value; and

●      to motivate achievement of Company-wide financial objectives.

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We urge shareholders to read the “Compensation Discussion and Analysis” in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also urge shareholders to read the Summary Compensation Table and other related compensation tables and narrative which provide detailed information on the compensation of our named executive officers. The Compensation Committee believes that the policies and procedures articulated in the “Compensation Discussion and Analysis” are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement have contributed to the Company’s long-term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2021 annual general meeting of shareholders:

“RESOLVED, that the shareholders of National Energy Services Reunited (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company’s 2021 annual general meeting of shareholders.”

This advisory resolution, commonly referred to as a “say-on-pay” resolution, is non-binding on our Board. Although non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

A majority of the votes cast is required to approve this Proposal 2.

Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

The Board recommends a vote FOR the advisory vote on executive compensation.

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COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (“CD&A”) describes NESR’s compensation policies and practices as they relate to our named executive officers (“NEOs”) identified in the Summary Compensation Table below. The purpose of the CD&A is to review the rationale of why the Compensation Committee selected the elements and objectives of NESR’s executive compensation program.

Overview of Compensation for 2020

When developing the executive compensation philosophy for NESR, the Compensation Committee considered the guidelines listed below.

●	Pay for Performance: Both our short-term and long-term incentive plans are linked to the achievement of performance metrics

●	Distribution of Performance Incentives: Both our short-term and long-term compensation programs are granted widely throughout the organization on similar terms as the NEOs in order to align performance objectives and promote greater pay equity

●	Limited Change of Control and Employment Contracts: Our NEOs have no employment or severance contracts except as required by local laws and our equity plan has limited change of control provisions

●	Higher Weighting of Compensation to At Risk Pay: Base salaries for NEOs are targeted at peer midpoint levels with a higher proportion of at-risk pay

●	Peer Compensation Review: The NEO compensation program is benchmarked by an independent consultant and reviewed by the Compensation Committee

●	Limited Equity Pay Dilution: In order to limit dilution to our shareholders, annual equity pay grants are generally limited to 1% of outstanding shares

●	Sustainability Targets: All of our management, including NEO’s, have incentive pay targets linked to sustainability

●	Limited Perquisites: NEO perquisites are limited to expatriate assignments, relocation and perquisites customary in certain countries as part of an executive compensation package

The Company believes it has one of the best pay for performance models in the industry of fixed versus variable pay. The Company also has a strong philosophy of pay for performance, with varying results and compensation for its NEO’s and other management.

The Company also believes in limiting the dilution impact to our shareholders of equity grants to employees. Over the last three years since inception, the Company has granted net shares of approximately 1% of outstanding shares each year, a very low ratio compared to most US listed companies.

In addition, as part of NESR’s commitment to ESG, the Company’s compensation philosophy also focuses on the reduction of pay disparities between all levels of the organization. The Company’s CEO and the senior management have waived any salary increase since the Company’s inception in 2018 despite delivering consistently on their objectives.

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In 2020, NESR’s CEO waived his equity grant for the fourth year in row, including his 2021 grant, in order to distribute equity compensation to a broader pool of employees. Also, as is reported in this proxy, the pay ratio for NESR’s CEO adjusted for cost of living differences was only 32 times, one of the lowest ratios in our industry and well below our comparator peer group average ratio of 66 times, the average pay ratio of 265 for Schlumberger, Halliburton and Baker Hughes, our primary competitors, and over 200 times for the average company on the S&P 500.

Elements of Executive Compensation for 2020

Taking into account the above-described guidelines, NESR’s executive compensation program is comprised of base salary, a short-term incentive and a long-term incentive, each of which is described below.

	Element	Key Features		How Award Value is Determined
FIXED	Base Salary	●	Only fixed compensation element	●	Position scope and responsibilities
		●	Reviewed annually and adjusted when appropriate	●	Experience and individual performance
				●	Market data

AT RISK	Annual Cash Incentive (Bonus)	●	Targets a mix of financial and personal objectives	●	Revenue, EBITDA and DSO are the primary financial targets
		●	Targets set annually to align with corporate objectives	●	Personal objectives are measurable and not subjective

AT RISK	Long-term Equity Incentive (LTI)	●	Restricted Stock Units (“RSU”) awards targeted at up to 2X base salary	●	Execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy
		●	RSU program awarded broadly through the organization
		●	RSUs vest over a 3-year period for retention and shareholder alignment

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Chart 1 below shows the percentage of 2020 Total Target Compensation (inclusive of base salary, target annual cash incentive and LTI compensation) established by the Compensation Committee for our CEO and CFO vs. the comparator peer group, as described further in the following “Setting Executive Compensation” section.

(1) Mr. Foda advised the Board that he would waive his 2020 LTI award, as he has in prior years, to enable RSU awards to be distributed to a larger pool of key value or high potential employees.

The charts below show the value of 2020 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CEO compared to the comparator peer group broken down by the different compensation elements. Chart 2 illustrates that our CEO’s 2020 Total Target Cash Compensation (inclusive of base salary and target annual cash incentive) was generally at or slightly above the 75th percentile of the peer group. In addition, our CEO waived his 2020 long-term incentive award. Chart 3 illustrates that our CEO’s target 2020 total compensation was just above the 25th percentile of the comparator peer group when factoring the waived 2020 long-term incentive award. Chart 4 illustrates that 78% of the CEO’s Total Target Compensation was at risk against specific, measurable objectives, and approximately 60% of our CEO Total Target Cash Compensation was at risk and related to specific objectives.

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The charts below show the percentage of 2020 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CFO compared to the comparator peer group broken down by the different compensation elements. Chart 5 illustrates that our CFO’s target 2020 compensation by element was generally at or below the 25th percentile of the peer group. Chart 6 illustrates that our CFO’s target 2020 total compensation was generally below the 25th percentile of the peer group. Chart 7 illustrates that approximately 75% of the Total Target Compensation of our CFO is at risk.

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We believe in transparency and the need to align our executive pay incentives with the creation of sustainable, long-term value for NESR and long-term returns for our shareholders. The NEOs’ variable compensation portion was designed to reflect the entrepreneurial culture of NESR from its inception, with at least 65% of executive pay at risk and tied to specific, measurable objectives. In the case of the CEO and the CFO, 75% or more of their total compensation is at risk and tied to specific objectives. In addition, in 2020 the CEO forfeited his LTI award for the third year in row in order to distribute the shares to our wider employee population without increasing dilution to shareholders.

Charts 8 and 9 below show the percentage of 2020 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our other NEOs broken down by the different compensation elements. As with our CEO and CFO, more than 68% of our Target Total Compensation for our other NEOs is considered at risk and subject to achievement of the corporate objectives.

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Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for NEOs, except the CEO, which is approved by the Board of Directors.

During its most recent annual review process, the Compensation Committee engaged with the CEO and other senior management as part of its process for making compensation decisions. For additional information on the role of the Compensation Committee, refer to the Committee’s Charter, which is available on our website.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Compensation Committee. The Compensation Committee, in executive session, makes a recommendation to all non-employee Directors for discussion and approval by the Board.

The CEO and the independent compensation consultant if engaged by the company, assists the Committee in setting the compensation for other NEOs, including any base salary adjustments, performance goals and equity awards.

Use of Independent Consultants

The Compensation Committee did not retain an independent compensation consultant for 2020 but did rely on the Company benchmarking analysis from 2018 as a reference point when making compensation decisions for 2020. In 2018, the Committee engaged Pearl Meyer as its independent compensation consultant for setting the compensation structure. Pearl Meyer does not provide any other services to the Company. The primary responsibilities of the independent compensation consultant in 2018 were:

●	Provide independent and objective market data

●	Conduct compensation and plan analysis

●	Recommend a comparator peer group

●	Benchmark pay programs and pay levels to the comparator peer group

Comparator Peer Group

The Compensation Committee uses data from a comparator peer group when assessing the market competitiveness of NESR’s executive compensation program. The companies comprising the peer comparator group are selected based on the following considerations:

●	Oil and gas service industry affiliation

●	Financial metrics such as revenue, EBITDA and other metrics as number of employees and assets base

●	Country specific market data if available

●	Market capitalization

●	Inclusion in other oil and gas service companies peer groups

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The comparator peer group is reviewed on an ongoing basis to ensure continued relevance.

The comparator peer group was composed of the following companies:

Oceaneering International	Helix Energy Solutions
RPC	Nine Energy Service
Exterran	ChampionX
Select Energy Services	NexTier
Forum Energy Technologies	Patterson-UTI
Archrock	Oil States International
Newpark Resources

In 2020, proxy information from 2019 for each comparator company was gathered and an analysis was performed of compensation data for each NEO, comparing the compensation data of each of the pay elements and total compensation at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each NEO.

Compensation Risk

We have designed our compensation philosophy and programs to address potential risks while rewarding our NEOs and other employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk taking. Based on our risk assessment and consideration of various mitigating factors, we concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

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2020 Executive Compensation

Named Executive Officers

The names and titles of the named executive officers are listed below.

Sherif Foda	Chief Executive Officer
Christopher Boone	Chief Financial Officer
Dhiraj Dudeja	Chief Commercial Officer
Cathy Konwisarz	General Counsel
Chokri Ben Amor	Executive Director & Vice President, Quality, Health, Safety and Environment (QHSE)

Base Salary

We provide our NEOs with a base salary to compensate them for performing their daily responsibilities, and base salary is the fixed portion of an executive’s annual compensation. In setting initial base salaries for NESR’s NEOs, the Compensation Committee compared similar positions in the comparator peer group. In addition, the Compensation Committee wanted the NEOs below the CEO level to initially have relatively similar base salaries, when accounting for other fixed compensation like expatriate benefits, which could be adjusted over time for both market conditions, performance and scope of responsibility.

The base salaries for the NEOs for 2020 are shown in the table below.

Name	Base Salary ($)
Sherif Foda	840,000
Christopher Boone	300,000
Dhiraj Dudeja	300,000
Cathy Konwisarz	300,000
Chokri Ben Amor	249,600

There have been no changes to the base salaries of any of the NEOs since inception of the company in 2018 or, as applicable, their initial employment with the Company, and there are no proposed increases for 2021. Ms. Konwisarz joined the Company in March 2020. While the Compensation Committee set her annual base salary at $300,000, she received actual prorated compensation for the year of $239,266.

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Short-Term Annual Incentive

The Company’s short-term annual incentive plan is designed to reward management for achieving certain financial and other strategic objectives that should result in the creation of incremental shareholder value.

The Compensation Committee selects and measures objectives that, while short-term in nature, will drive long-term growth and value for the Company. The Compensation Committee reviews and approves the financial and other objectives applicable to the NEOs and recommends the objectives of the CEO to the independent Directors of the Board. Individual incentive award opportunities are established as a percentage of base salary at the beginning of the year based on market competitive targets. The weighting of the target financial and personal objective metrics and payout range of the target metrics for our CEO and other NEOs are shown below. The potential payments under the Threshold, Target, Superior and Exceptional levels can be found in the Grants of Plan-Based Awards in the Fiscal 2020 table.

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Financial Objectives - Revenue/EBITDA/DSO

The Compensation Committee determined that it was appropriate in 2020 to tie the financial metric to achieving certain Revenue, EBITDA and Days Sales Outstanding (“DSO”) (if applicable) targets because they are the best drivers for shareholder value creation and thus align the interests of management with the shareholder. The payout range opportunities are based on achieving the Revenue and EBITDA targets (and DSO, if applicable). If the EBITDA target is met and the Revenue target is not met, then the objective is considered achieved, as the EBITDA target is the primary metric. Conversely, if the Revenue target is met but the EBITDA target was not achieved, then the objective is considered as not achieved given the primary metric of achieving EBITDA target was not met. Furthermore, the Compensation Committee may in its discretion approve exceptions if significant growth milestones were achieved for both Revenue and EBITDA. Typically, this entails a “soft landing,” whereby if the achieved EBITDA is equal to or above 95% of the EBITDA target then the Compensation Committee may consider a linear payout from 50% to 100% of the EBITDA target incentive (e.g., 50% of the target incentive at 95% of achievement of the EBITDA target, up to 100% of the target incentive upon meeting the EBITDA target). The Compensation Committee also may reduce individual payouts based on other discretionary performance criteria.

When considering the Company’s operating results for purposes of the financial portion of the short-term incentive, the Compensation Committee may adjust for unusual or infrequent gains or losses, depending on the nature of the item, to not cause executives to inappropriately be penalized or benefitted. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. 2020 EBITDA of $213.2 million excluded total charges and credits of $7.9 million.

Reconciliation of Net Income to Adjusted EBITDA for year-ended December 31, 2020

	Quarter ended March 31, 2020	Quarter ended June 30, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2020	Year ended December 31, 2020
Net Income	$11,367	$10,536	$11,666	$16,518	$50,087
Add:
Income Taxes	2,527	2,848	3,565	1,765	10,705
Interest Expense, net	4,510	4,165	3,793	3,411	15,879
Depreciation and Amortization	30,859	32,486	34,280	30,985	128,610
Charges and Credits impacting Adjusted EBITDA (1)	1,675	1,806	2,499	1,936	7,916
Total Adjusted EBITDA	$50,938	$51,841	$55,803	$54,615	$213,197

(1Total Charges and Credits for 2020 of $7.9 million were primarily related to transaction and integration costs associated with the Company’s acquisition of SAPESCO in June of 2020.

DSO is calculated as the December 31, 2019 total accounts receivable balance, including unbilled receivables and retention receivables, divided by the average revenue per day for the fourth quarter of 2020. The ending 2020 DSO ratio was 136 days.

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The targets set for consolidated 2020 Revenue, EBITDA and DSO metrics and actual results are shown below. Full year pro-forma results were used for these metric The original targets set for consolidated 2020 Revenue, EBITDA and DSO metrics are shown below. These were aggressive sequential growth targets designed to achieve the Company’s goals,

Metric(1)	Target	Superior	Exceptional
Revenue/EBITDA	$950/$238M	$1,025/$267M	$1.090/$282M
DSO	90	85	80

Following the onset of the COVID pandemic and the significant drop in world demand for oil and gas, the Compensation Committee modified the targets to reflect the changed market conditions. These new targets were still aggressive as they required sequential annual growth despite the overall drop in activities in our markets. The adjusted targets set for consolidated 2020 Revenue, EBITDA and DSO metrics and actual results are shown below.

Metric(1)	Target	Superior	Exceptional
Revenue/EBITDA	$760/$196M	$800/$205M	$840/$215M
DSO	90	85	80

(1)	The financial metric does not have a Threshold entry level.

The allocation of financial metrics by individual under the plan are shown below.

NEO	Revenue/EBITDA	DSO	Total
Sherif Foda	100%	0%	100%
Christopher Boone	60%	40%	100%
Dhiraj Dudeja	100%	0%	100%
Cathy Konwisarz	100%	0%	100%
Chokri Ben Amor	100%	0%	100%

The individual incentive award opportunities under the plan for this financial metric and actual results are shown below.

NEO	Target	Superior	Exceptional	Actual
Sherif Foda	100%	125%	150%	144%
Christopher Boone	50%	75%	100%	30%
Dhiraj Dudeja	50%	75%	100%	94%
Cathy Konwisarz	25%	50%	75%	25%
Chokri Ben Amor	25%	50%	75%	25%

Individual Objectives

Personal objectives for the NEOs are reviewed and approved at the start of the year by the Compensation Committee, as recommended by our CEO. The Compensation Committee also reviews and recommends the personal objectives for the approval of the Independent Directors. Examples of personal objectives are cost-saving projects, M&A, contract awards, QHSE targets, asset utilization, new-country entry, employee statistics and other strategic projects.

The individual incentive award opportunities and achievements under the plan for the individual objectives’ metric are shown below. No achievement can exceed target payout as a percentage of base salary. The individual objectives metric does not have Superior or Exceptional levels.

NEO	Threshold	Target	Actual
Sherif Foda	0%	50%	45%
Christopher Boone	0%	50%	22%
Dhiraj Dudeja	0%	50%	45%
Cathy Konwisarz	0%	25%	20%
Chokri Ben Amor	0%	25%	20%

Long-Term Annual Equity Incentive Awards

Long-term equity incentive awards are designed to reward value creation from achieving operational performance objectives, thus aligning management and shareholders. Long-term incentives are the largest portion of compensation for our NEOs and are broadly granted to high-value employees throughout the organization.

The Company currently only grants RSUs that vest rateably over three years and settle in shares of the Company’s stock. All shares are awarded under the 2018 Long Term Incentive Plan (“LTIP”) and follow all the terms and conditions of that plan.

The Compensation Committee reviews and approves the RSU awards applicable to the NEOs and recommends the award of the CEO to the Directors of the Board.

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Award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy for high value employees. These awards extend to key performers at all levels who are important for the company today as well as high potential employees who would lead the company in the near and long-term future.

The amount and fair value of RSUs granted in 2020 can be found in the Summary Compensation Table.

Other Compensation

The Company offers competitive compensation packages to its NEOs, so perquisites are limited to expatriate assignments, relocation and perquisites customary in countries as part of a standard executive compensation package.

Employee Benefits and Health/Welfare Plans

All our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, as applicable in each country, which may include:

●	medical, dental and vision benefits;

●	medical and dependent care flexible spending accounts;

●	short-term and long-term disability insurance; and

●	life insurance.

We believe the benefits and perquisites described above are an important aspect of attracting and retaining qualified individuals to serve as executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

The value of perquisites paid in 2020 to certain NEOs are shown in the supplemental table to the Summary Compensation Table.

Hedging, Pledging and Short Sales

Under our Insider Trading Policy, unless advanced approval is obtained from the Company’s compliance officer, we prohibit hedging, pledging and short sales of Company securities by our executive officers, directors, and certain other employees designated as insiders (and, in each case, their controlled affiliates).

Compensation Clawback Policy

In 2021, the Company adopted an executive compensation clawback (“recoupment”) policy, which is now a part of the Company’s corporate governance principles. Under the Company’s recoupment policy, the Board may require any NEOs included in the Summary Compensation Table of this proxy statement to reimburse the Company for any incentive-based compensation plans, including any cash bonus and/or equity awards provided to the NEO where the Board determines that the NEO’s act or failure to act contributed to the need for the restatement of Company financial statements filed with the Securities and Exchange Commission and such action or inaction (a) willfully caused or was intended to cause a material violation of the policies of the Company or (b) resulted in the NEO’s termination of employment for cause. The clawback policy can be applied to any employees, managers or executives of the Company designated by the CEO.

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Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company’s management and approved that it be included in this proxy statement.

Submitted by the Compensation Committee of NESR Board of Directors

●	Thomas Wood (Chair)

●	Hala Zeibak

●	Antonio Campo Mejia

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Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by the Company and its subsidiaries to its Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers of the Company.

Name & Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Stock Awards Waived ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	Change in Pension Value and NQDC Earnings ($) (7)	All Other Compensation ($) (8)	Total ($)
Sherif Foda	2020	840,000	-	666,400	(666,400)	-	1,589,595	-	-	2,429,595
Chairman & Chief Executive Officer	2019	840,000	-	1,450,400	(1,450,400)	-	1,218,000	-	-	2,058,000
	2018	479,231	-	1,540,000	(1,540,000)	-	598,500	-	-	1,077,731

Chris Boone (9)	2020	300,000	-	211,500	-	-	156,000	-	-	667,500
Chief Financial Officer	2019	175,000	-	380,000	-	-	118,125	-	-	673,125
	2018	-	-	-	-	-	-	-	-	-

Dhiraj Dudeja	2020	300,000	-	238,000	-	-	417,713	-	-	955,713
Chief Commercial Officer	2019	300,000	-	518,000	-	-	150,000	-	-	968,000
	2018	171,154	-	550,000	-	-	71,250	-	-	792,404

Cathy Konwisarz (10)	2020	239,266	-	119,000	-	-	101,250	-	-	459,516
General Counsel	2019	-	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-	-

Chokri Ben Amor (11)	2020	249,600	-	142,800	-	-	112,320	-	134,368	639,088
	2019	249,600	-	259,000	-	-	93,600	-	134,368	736,568
Executive Director & VP, QHSE	2018	73,192	-	330,000	-	-	29,120	-	64,868	497,180

(1) Unless otherwise noted, all 2018 compensation is shown commencing on June 6, 2018 upon acquisition of NPS and GES.

(2) No discretionary bonuses were paid in 2018, 2019 or 2020.

(3) Reflects the aggregate grant date fair value of our awards to certain of our named executive officers of RSUs of our common stock consistent with FASB Accounting Standards Codification Topic 718 “Compensation-Stock Compensation” (“ASC Topic 718”). See discussion of Long-Term Annual Equity Incentive Awards in the Compensation section above.

(4) Mr. Foda waived receiving RSUs in 2018, 2019 and 2020 in order to increase the number of shares available to grant to a broader pool of employees.

(5) No options were awarded in 2018, 2019 or 2020.

(6) The amounts in “Non-Equity Incentive Compensation” reflect the cash incentive earned in that year but paid in the subsequent year. See discussion of Short-Term Annual Incentive in the Compensation section above.

(7) In 2018, 2019 and 2020, no NEO was a participant in any pension plan or non-qualified deferred compensation plan.

(8) See the Supplemental Table for additional detail on All Other Compensation.

(9) Mr. Boone’s employment commenced June 1, 2019.

(10) Ms. Konwisarz’s employment commenced March 16, 2020.

(11) Mr. Ben Amor’s employment commenced September 15, 2018.

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Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2020.

Name	Year	Housing Allowance ($)(1)	Transportation Allowance ($)(1)	Dependent Education Allowance ($)(1)	Relocation Allowance ($)	Total ($)
Chokri Ben Amor	2020	82,992	14,976	36,400	-	134,368
	2019	82,992	14,976	36,400	-	134,368
	2018	24,336	4,392	36,140	-	64,868

(1) Housing, transportation and dependent education allowances are standard benefits as part of the NESR expatriate compensation structure. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company based on actual costs incurred.

Grants of Plan-Based Awards

The following plan-based awards were approved in 2020 for our NEOs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Stock Awards: Number of Shares of Stock or	Grant Date Fair Value of Stock and Option
	Grant	Threshold	Target	Superior	Exceptional	Units	Awards
Name	Date	($)	($)	($)	($)	(#) (3)	($)(4)
Sherif Foda	2/23/2020	-	1,260,000	1,470,000	1,680,000
	3/16/2020					140,000	666,400
Christopher Boone	2/23/2020	-	300,000	375,000	450,000
	8/14/2020					25,000	211,500
Dhiraj Dudeja	2/23/2020	-	300,000	375,000	450,000
	3/16/2020					50,000	238,000
Cathy Konwisarz(2)	2/23/2020	-	118,750	168,750	225,000
	3/16/2020					25,000	119,000
Chokri Ben Amor	2/23/2020	-	124,800	187,200	249,600
	3/16/2020					30,000	142,800

(1) The opportunities for each NEO under the 2018 Short-Term Incentive Plan. The potential payouts are performance-driven and completely at risk. For additional information on the 2018 Short-Term Incentive Plan, refer to the Compensation Discussion and Analysis.

(2) Ms. Konwisarz’s estimated future payouts under non-equity incentive plan awards are prorated to reflect her March 16, 2020 commencement date.

(3) All RSUs are granted under the NESR 2018 Long Term Incentive Plan. For additional information on RSUs, refer to the Compensation Discussion and Analysis. Mr. Foda waived his 2020 RSU grant.

(4) Reflects the aggregate grant date fair value of our awards to our named executive officers of RSUs consistent with ASC Topic 718.

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Outstanding Equity Awards at Fiscal Year-End 2020

The following table provides information about unvested RSU awards for each of our NEOs as of December 31, 2020. The vesting schedule for each grant can be found in the footnotes to this table, based on the grant date.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock Not Vested (#)(2)	Market Value of Shares or Units of Stock Not Vested ($)(3)
Sherif Foda(1)		-	-
Christopher Boone	8/14/2020	25,000	248,250
	8/14/2019	33,334	331,007
Dhiraj Dudeja	3/16/2020	50,000	496,500
	3/18/2019	33,334	456,000
	8/14/2018	16,667	165,503
Cathy Konwisarz	3/16/2020	25,000	248,250
Chokri Ben Amor	3/16/2020	30,000	297,900
	3/18/2019	16,667	165,503
	8/14/2018	10,000	99,300

(1)	Mr. Foda waived receiving RSUs in 2018, 2019 and 2020 in order to increase the number of shares available to grant a broader pool of employees.
(2)	The forfeiture restrictions associated with time-based RSUs lapse in one-third increments on the first through third anniversary dates of the grant date.
(3)	The market value was based on the closing price of $9.93 at December 31, 2020.

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2020 Option Exercises and Stock Vested

The following options were exercised and RSUs vested in 2020 for our NEOs.

	Stock Awards
	Number of Shares		Value Realized
	Acquired on Vesting		on Vesting
Name	(#)		($) (1)
Sherif Foda	-		-
Chris Boone	16,666	(2)	140,994
Dhiraj Dudeja	33,333	(3)	236,666
Cathy Konwisarz	-		-
Chokri Ben Amor	18,333	(4)	132,431

(1)	The value realized on vesting was based on the vest date stock price of $8.46 on August 14, 2018 and 2019 and $5.74 on March 18, 2019.

(2)	Granted on August 14, 2019 and vested on August 14, 2020.

(3)	16,667 shares granted on August 14, 2018 vested on August 14, 2020 and 16,666 shares granted on March 18, 2019 vested on March 18, 2020

(4)	10,000 shares granted on August 14, 2018 vested on August 14 2020 and 8,333 shares granted on March 18, 2019 vested on March 18, 2020.

Potential Payments Upon Termination or Change in Control for 2020

Our NEOs generally receive the same benefits as our employees, with differences generally due to country-specific requirements. Consistent with this practice, our NEOs have no employment agreements (except as required by statute in certain jurisdictions), resulting in:

●	No required severance payments upon termination for any reason
●	No acceleration of equity award vesting upon termination for any reason
●	All executive officers serve at the will of the Board of Directors

Also consistent with this practice, our NEOs have no change in control agreements, resulting in:

●	No “golden parachute” payments for multiples of salary, bonus or perquisites upon a change of control event
●	No acceleration of vesting of equity awards except as allowed by the 2018 Long Term Equity Incentive Plan for stock grants to any NESR employee

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Under our LTIP, in the event of a change of control, as defined in the LTIP, our Board of Directors, in its sole discretion, may provide for the vesting of all outstanding awards or may cancel any awards and deliver cash to the holders in an amount the Board determines is equal to the fair market value of such awards on the date of such event. The award agreement for restricted shares allows for accelerated vesting in the event an employee is terminated without cause within six months following the consummation of a change in control.

The following table sets forth the value of the unvested equity awards held by each NEO at December 31, 2020 that would become vested upon a change in control assuming the Board elects to accelerate the vesting of equity awards or the employee is terminated without cause within six months following the consummation of a change in control. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different.

Name	Amount ($)(1)
Sherif Foda	-
Christopher Boone	579,257
Dhiraj Dudeja	993,010
Cathy Konwisarz	248,250
Chokri Ben Amor	562,703

(1)	Calculated based on the closing price of NESR common stock of $9.93 on December 31, 2020 and the number of outstanding, unvested RSUs held at that date.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the total compensation of Mr. Foda, our CEO, to the annual total compensation of our median employee, both adjusted for cost of living differences and on an unadjusted basis. Based on the methodology described below, our CEO’s total compensation for the full year 2020 was 32 times that of our median employee, as adjusted for cost of living differences, and 68 times that of our unadjusted median employee. This is significantly lower than our comparator peer group average ratio of 66 times, the average pay ratio of 265 for Schlumberger, Halliburton and Baker Hughes, our primary competitors, and over 200 times for the average company on the S&P 500.

In 2019, our median employee adjusted for cost of living differences was a full-time employee in Oman and our unadjusted median employee was a full-time employee working in Saudi Arabia. We calculated all of the elements of those employees’ compensation for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. To determine the unadjusted median employee, we converted the total compensation in the local currency of the employees to USD, the location of our CEO, using the year-end exchange rate. To determine the median employee adjusted for cost of living differences, we multiplied the USD-converted total compensation by the 2019 PPP factor as published by the World Bank for Oman and Saudi Arabia compared to the US. For 2020, the compensation of these two employees was updated for their 2020 compensation, exchange rates and PPP factor. The resulting 2020 total compensation of our median unadjusted employee was $35,908, and the 2020 total compensation of our median employee adjusted for cost of living differences was $77,100. The 2020 compensation of our CEO was $2,429,595 as reflected in the summary compensation table.

We present the pay ratio adjusted for cost of living differences to allow better comparability to other oil field service companies, as well over 99% of our employees are based outside the US. The population of the Company’s employees used in determining the median employees was based on the active headcount at the end of 2019, with compensation for any employee hired in 2019 annualized. No employees were excluded from the calculation, and we do not include any estimate of the cost of employee benefits.

Because the pay ratio rule for identifying the median employee allows companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company.

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Director Compensation

Our Director compensation philosophy is to appropriately compensate our non-employee Directors for their services as a Director of a complex multi-national company. The compensation structure should align the interests of Directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our Director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Director Fees

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service.

Non-employee Directors are permitted to waive Director’s fees.

Director Equity Awards

All non-employee Directors received an annual equity award with a value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing the closing price of our common stock on the NASDAQ exchange on the date of grant. All shares are awarded under the LTIP and follow all the terms and conditions of the RSUs.

Non-employee Directors are permitted to waive Director’s equity awards.

Director Pay Review

Our Compensation Committee annually reviews and periodically recommends updates to our non-employee Director compensation program. Recommendations factor in our director compensation philosophy, changes in market practice and the scope and responsibilities of the Directors’ service.

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Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current non-employee Directors during 2020.

		Waived
	Fees Earned or	Fees Earned or	Stock	Waived Stock
	Paid in Cash	Paid in Cash	Awards	Awards	Total
Name	($)	($)	($)	($)	($)
Thomas Wood	65,000	-	125,000		190,000
Antonio Camp Mejia	65,000	-	125,000		190,000
Andrew Waite	70,000	-	125,000		195,000
Amr Al Menhali	50,000	(50,000)	125,000	(125,000)	-
Yousif Al Nowais	50,000	-	125,000		175,000
Nadhmi Al-Nasr	50,000	-	125,000		175,000
Hala Zeibak	50,000	(50,000)	125,000	(125,000)	-

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SHARE OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of May 24, 2021.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.26%
Christopher Boone	12,457	*
Dhiraj Dudeja	233,333	*
Antonio J. Campo Mejia	708,775	*
Nadhmi Al-Nasr	27,631	*
Ahmed Khalifa Al Mehairi	-	-
Yousef Al Nowais(c)	5,375,977	5.92%
Hala Zeibak	-	-
Andrew Waite	27,631	*
Thomas Wood	948,967	1.04%
All officers and directors as a group	10,300,096	11.33%

* less than 1%

(a)	Based on issued and outstanding shares of 90,852,607 as of May 24, 2021.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of 2,000,000 shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd. During 2020, Mr. Foda purchased 24,900 NESR ordinary shares in the open market, including 7,900 in December of 2020 at an average price of $9.92.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

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MAJOR SHAREHOLDERS

The following table sets forth information as of May 24, 2021 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(1)
Olayan Saudi Holding Company	17,025	18.74%
Mubbadrah Investment LLC(2)	12,355	13.60%
NESR SPV Ltd.	5,559	6.12%
SCF-VIII, L.P. (3)	7,992	8.80%
Al-Nowais Investments LLC	5,358	5.90%

(1)	Based on issued and outstanding shares of 90,852,607 as of May 24, 2021.
(2)	Includes NESR ordinary shares owned by Mubbadrah Investment LLC, Hilal Al Busaidy and Yasser Al Barami.
(3)	SCF-VIII, L.P. (of which SCF GP, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.2 million, $0.2 million, and $0.1 million in the 2020 Successor Period, 2019 Successor Period and 2018 Successor Period, respectively, in the Consolidated Statement of Operations. The outstanding balance of rental income receivables from Mubbadrah group entities was $0.2 million and $0.6 million at December 31, 2020 and December 31, 2019. The outstanding balances from the Mubbadrah group entities were a payable of $0.3 million and a receivable of $0.5 million at December 31, 2020 and December 31, 2019, respectively. Mubbadrah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubbadrah, they own 13.60% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.1 million, $0.1 million, and $0.5 million for the 2020 Successor Period, the 2019 Successor Period and the 2018 Successor Period. As of December 31, 2020, and 2019, $0.6 million and $0.4 million remains receivable from HEMT.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $1.0 million, $0.8 million, and $0 (zero) were recorded in the 2020 Successor Period, 2019 Successor Period and 2018 Successor Period, respectively, within the Consolidated Statement of Operations, for maintenance fees. As of December 31, 2020 and 2019, $0.3 million and $0.4 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

The Company purchased $1.1 million and $6.8 million during the 2020 Successor Period and the 2019 Successor Period of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of December 31, 2020 and 2019, the Company had total liabilities $3.7 million and $6.8 million, respectively on its Consolidated Balance Sheets related to these purchases.

Basin Holdings US LLC (“Basin”)

The Company purchased $2.1 million and $2.0 million during the 2020 Successor Period and the 2019 Successor Period, respectively, of products and rentals from Basin. One of the Company’s directors, Antonio J. Campo Mejia, also serves as a director of Basin. As of December 31, 2020, and December 31, 2019, the Company had total liabilities of $0 (zero) million and $0.1 million, respectively, on its Consolidated Balance Sheets related to these purchases.

Business Combination

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR ordinary shares as part of the Business Combination.

The Company has a comprehensive conflict of interest policy as part of its Code of Conduct.

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PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

During 2020, the Audit Committee periodically reviewed and discussed the Company’s consolidated financial statements with Company management and KPMG, the Company’s independent registered public accounting firm, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board (“PCAOB”) requirements. The Audit Committee also discussed with Company management and KPMG the evaluation of the Company’s reporting and internal controls undertaken in connection with certifications made by the Company’s Chief Executive Officer and Chief Financial Officer in the Company’s periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed and discussed such other matters as it deemed appropriate, including the Company’s compliance with Section 404(a) and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the Nasdaq. The Audit Committee also reviewed with KPMG the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

KPMG provided the Audit Committee with the required PCAOB disclosures and letters concerning its independence with respect to the Company, and the Committee discussed KPMG’s independence with them.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 24, 2021.

In March 2021, the Company, following an evaluation at the direction of the Audit Committee, chose not to renew the engagement of KPMG, which was then serving as the Company’s independent registered public accounting firm. The Company notified KPMG that it would be dismissed as the Company’s independent registered public accounting firm, effective immediately. The decision to change independent registered public accounting firms was approved by the Audit Committee.

KPMG’s reports on the Company’s financial statements for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through March 2021, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”) and the related instructions thereto, with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

In April 2021, the Audit Committee approved the appointment of PWC as the Company’s new independent registered public accounting firm, effective upon dismissal of KPMG. During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and the subsequent interim period through March 2021, neither the Company nor anyone acting on its behalf consulted with PWC regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

While the Audit Committee is responsible for appointing, compensating and overseeing the independent auditor’s work, we are requesting, as a matter of good corporate governance, that our shareholders ratify the appointment of PWC as our independent registered public accounting firm for the fiscal year ending December 31, 2021. We believe the appointment of PWC as our independent registered public accounting firm for 2021 is in the best interests of the Company and our shareholders.

48

Representatives of KPMG will be available at the virtual annual general meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders in attendance.

If our shareholders do not ratify this appointment, the Audit Committee will reconsider whether to retain PWC and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our shareholders.

The Board recommends a vote FOR ratification of PWC as independent registered public accounting firm for the fiscal year ended December 31, 2021.

Fees Paid to Auditor

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Successor (NESR)
	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
	2020	2019

Audit fees(a)	$1,426	$1,721
Audit-related fees(b)	10	-
Tax fees(c)	163	233
All other fees(d)	-	-
Total	$1,599	$1,954

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, review of our interim consolidated financial statements, issuance of comfort/consent letters related to notes offerings and multiple secondary equity offerings, and audit services provided in connection with other statutory or regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2020 and 2019 were approved by the Audit Committee pursuant to the pre-approval policy.

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FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 (“PSLRA”). These statements, which are based on our beliefs and expectations as to future outcomes, include, among others, statements about our future operating results, business plans, objectives, Environmental, Social, and Governance initiatives and any other statements that contain the words believe, seek, expect, anticipate, forecast, project, intend, estimate, should, could, may, will, plan, or similar expressions, and any other statements contained or incorporated by reference into this Proxy Statement that are not historical facts. These forward-looking statements are subject to certain risks and uncertainties, such as those described in our periodic reports filed with the SEC, as well as risks stemming from COVID-19, that could cause actual results to differ materially from anticipated results. These statements may also be based on standards for measuring progress that are still developing and on assumptions that are subject to change in the future. Consequently, such forward-looking statements are qualified by the cautionary statements, cautionary language and risk factors set forth in our periodic reports and documents filed with the SEC, including our most recent Annual Report on Form 20-F and Current Reports on Form 6-K. We claim the protection of the safe harbor contained in the PSLRA for forward-looking statements. We are providing this information as of the date of this Proxy Statement and assume no obligation to update or revise the information contained in this Proxy Statement whether as a result of new information, future events or any other reason.

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YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet or Telephone - QUICK ☐☐☐ EASY
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Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 24, 2021.

NATIONAL ENERGY SERVICES REUNITED CORP.

INTERNET/MOBILE – www.cstproxy.com/nesr/2021
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE (US ONLY) – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

MAIL – Mark, sign and date your proxy card, and return it in the postage-paid envelope provided.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.

1. Election of Directors

	FOR	AGAINST	ABSTAIN
(1) Sherif Foda	☐	☐	☐
(2) Yousef Al Nowais	☐	☐	☐
(3) Thomas Wood	☐	☐	☐

2. Approval of the advisory resolution to approve executive compensation.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. Ratification of independent registered public accounting firm.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list above)

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**________, **2021**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

The 2021 Proxy Statement to Shareholders is available at: https://www.cstproxy.com/nesr/2021

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NATIONAL ENERGY SERVICES REUNITED CORP.

The undersigned appoints Christopher L. Boone and Dhiraj Dudeja, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of National Energy Services Reunited Corp. held of record by the undersigned at the close of business on May 24, 2021 at the Annual General Meeting of Stockholders of National Energy Services Reunited Corp. to be held on June 25, 2021 or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE THREE NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOR OF PROPOSALS 2 and 3. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed on the other side)